CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the periodic report of AMS Homecare Inc. (the "Company") on Form 20-F for the year ending February 28, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rani Gill, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 12, 2003

"Rani Gill" (signed) Rani Gill Chief Financial Officer AMS Homecare Inc.

A signed original of this written statement required by Section 906 has been provided to AMS Homecare Inc. (the "Company") and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.